

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 31, 2012

<u>Via E-mail</u>
Mr. J. Brandon Black
President and Chief Executive Officer
Encore Capital Group, Inc.
3111 Camino Del Rio North
Suite 1300
San Diego, California 92108

Re: **Encore Capital Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 9, 2012
Forms 10-Q for the Quarterly Periods ended March 31, 2012 and
June 30, 2012
Filed May 9, 2012 and August 2, 2012
File No. 000-26489

Dear Mr. Black:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2011</u>

<u>Government Regulation, page 7</u>

1. Please revise your disclosure in future filings to discuss and analyze the impact on Encore Capital of the provisions of the Dodd-Frank Act giving the Consumer Financial Protections Bureau primary responsibility for administering the Fair Debt Collection Practices Act. Please also discuss the rules proposed by the CFPB in February 2012 to supervise and examine large debt collectors, like

Encore, as part of the Bureau's nonbank supervision program. Consider revising your Risk Factors and Management's Discussion and Analysis consistent with your revisions as well.

Legal Proceedings, page 16

2. Noting your statements on page 13 and page 16 that you "currently are subject to litigation and other actions by the Federal Trade Commission, state attorneys general and other governmental bodies," please identify each of those to us and explain your basis for not disclosing them pursuant to Item 103.

Part III, Item 10, page 51

3. We note on page 4 of your Proxy Statement on Schedule 14A which is incorporated by reference that one of your directors Mr. Mesdag is also the Managing Partner of your biggest shareholder, Red Mountain Capital Partners, which owns 9.7 percent of your outstanding stock. Please tell us, consistent with Item 401(a), whether or not he has any arrangement or understanding (direct or indirect) with you and any other persons pursuant to which he was or is to be selected as a director or nominee.

Consolidated Statements of Income, page F-3

4. Please revise future filings to remove the stock-based compensation line item from the face of your income statement. As indicated in SAB Topic 14-F, you may present stock-based compensation expense in a parenthetical note to the appropriate income statement line items or in the notes to the financial statements or within MD&A.

Note 2: Fair Value Measurements, page F-12

5. Please revise future filings to disclose the fair value of your investment in receivable portfolios at each period end. Alternatively, please tell us in detail why you believe it will take excessive costs to do so. Specifically discuss why you believe it will take excessive costs considering that:

   a. At the acquisition of these receivables you concluded that the amount and timing of cash flows is reasonably estimable since you recognize revenue using the guidance in ASC 310-30, and

      b. You update your estimate of expected cash flows from these receivables on a quarterly basis.

Note 5: Deferred Court Costs, Net, page F-17

6. Please provide us the following information related to deferred court costs:

    a. Tell us the facts and circumstances related to the contractual arrangements with your network of attorneys related to costs that you capitalize.

    b. Compare and contrast legal costs that you capitalize versus legal costs that you do not capitalize.

    c. Provide your accounting analysis that supports capitalizing these costs.

    d. Tell us the typical facts and circumstances in which you recover advanced out of pocket court costs and in which you do not recover these costs from borrowers.

    e. Tell us how court costs are identified or otherwise referred to in court decisions and whether this impacts your accounting analysis.

    f. Tell us how frequently you update your estimate of the recoverability of these costs.

Note 12: Commitments and Contingencies – Litigation, page F-25

7. We note your disclosure that when a range of loss can be reasonably estimated with no best estimate in the range, you record the minimum estimated liability. Please address the following:

    a. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please revise future filings to either disclose:

    - an estimate of the additional loss or range of loss, or
    - if true, that the estimate is immaterial to your financial statements, or
    - that such an estimate cannot be made.

    Please refer to ASC 450-20-50.

b. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please:

- explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and
- for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

c. You may provide your disclosures on an aggregated basis. Please include your proposed disclosure in your response.

March 31, 2012 Form 10-Q

Management's Discussion and Analysis – Market Overview, page 17

8. We note your disclosure that when a "long-term payment stream (as compared to one-time payment of the same amount) is discounted using a pool group's internal rate of return, or IRR, the net present value is lower." Please tell us and revise future filings to discuss the length and significant terms of the payment plans you offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. J. Brandon Black
Encore Capital Group, Inc.
August 31, 2012
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Rosenbaum Cooper at (202) 551-3396 or Amit Pande, Accounting Branch Chief, at (202) 551-3423, if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419 with any other questions

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel